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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                                 Hydril Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   448774 10 9
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]  Rule 13d-1(b)
            [ ]  Rule 13d-1(c)
            [X]  Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 448774 10 9                                          Page 2 of 6 Pages

1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only).

      Myron E. Harpole
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2     Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]
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3     SEC Use Only

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4     Citizenship or Place of Organization

      United States
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                        5     Sole Voting Power
      Number of               18,500
 Shares Beneficially    --------------------------------------------------------
      Owned by          6     Shared Voting Power
   Each Reporting             1,922,039
       Person           --------------------------------------------------------
        with:           7     Sole Dispositive Power
                              18,500
                        --------------------------------------------------------
                        8     Shared Dispositive Power
                              1,922,039
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9     Aggregate Amount Beneficially Owned By Each Reporting Person

      1,940,539
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10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)
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11    Percent of Class Represented by Amount in Row (9)

      27.6%(1)
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12    Type of Reporting Person (See Instructions)

      IN
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 (1)  This figure reflects that Mr. Harpole may be deemed the beneficial owner of 18,500 shares of Hydril Company's common stock and 1,922,039 shares of Hydril Company's class B common stock. Each share of Hydril Company's class B common stock is entitled to 10 votes, as compared with Hydril Company's common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2004, as of November 3, 2004, there were a total of 18,003,986 shares of common stock outstanding and 5,165,080 shares of class B common stock outstanding. Mr. Harpole may be deemed to have 27.6% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.

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CUSIP NO. 448774 10 9                                          Page 3 of 6 Pages

ITEM 1.

      Item 1(a)  Name of Issuer:              Hydril Company

      Item 1(b)  Address of Issuer's          3300 North Sam Houston Parkway
                 Principal Executive Offices: East Houston, Texas  77032-3411

ITEM 2.

      Item 2(a)  Name of Person Filing:       Myron E. Harpole

      Item 2(b)  Address of Principal         140 South Lake Avenue, Suite 274
                 Business or, if none,        Pasadena, CA 91101
                 Residence:

      Item 2(c)  Citizenship:                 United States

      Item 2(d)  Title of Class:              Common Stock

      Item 2(e)  CUSIP Number:                448774 10 9

ITEM 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240. 13d-2 (b) or (c), check whether the person filing is a:

                 (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                 (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                 (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                 (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                 (e) [ ]      An investment adviser in accordance with
                              Section 240.13d-1(b)(1)(ii)(E).

                 (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

                 (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

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CUSIP NO. 448774 10 9                                          Page 4 of 6 Pages

                 (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
                              1813).

                 (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                 (j) [ ]      Group, in accordance with Section 240.13d-1(b)(1)
                              (ii)(J).

ITEM 4.     Ownership

      Myron E. Harpole may be deemed to beneficially own: (1) 18,500 shares of common stock owned beneficially and of record by Mr. Harpole in his individual capacity, (2) 1,421,424 shares of class B common stock held by Mr. Harpole as one of the three trustees of the Blanche Ebert Seaver Endowment for Frank R. Seaver College, of which the Frank R. Seaver College is the sole beneficiary and (3) 500,615 shares of class B common stock, in the aggregate, held by Mr. Harpole as the sole trustee of four charitable trusts, none of which Mr. Harpole is a beneficiary. Each share of class B common stock is immediately convertible into one share of common stock. Except for the 18,500 shares of common stock owned beneficially and of record by Mr. Harpole in his individual capacity, he disclaims beneficial ownership of the shares reported herein.

         (a)  Amount Beneficially Owned: 1,940,539

         (b) Percent of Class: 27.6% (see footnote 1 of item 11 on cover page)

         (c)  Number of shares to which such person has:

            (i)    Sole power to vote or direct the vote:                 18,500

            (ii)   Shared power to vote or direct the vote:            1,922,039

            (iii)  Sole power to dispose or to direct the
                   disposition of:                                        18,500

            (iv)   Shared power to dispose or to direct the
                   disposition of:                                     1,922,039

ITEM 5.     Ownership of Five Percent or Less of a Class

            Not Applicable

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CUSIP NO. 448774 10 9                                          Page 5 of 6 Pages

ITEM 6.     Ownership of More Than Five Percent on Behalf of Another Person

            Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not Applicable

ITEM 8.     Identification and Classification of Members of the Group

            Not Applicable

ITEM 9.     Notice of Dissolution of Group

            Not Applicable

ITEM 10.    Certification

            Not Applicable

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CUSIP NO. 448774 10 9                                          Page 6 of 6 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2005

                                              /s/ Myron E. Harpole
                                              ----------------------------------
                                              Myron E. Harpole